Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

August 23, 2024

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525
Leuthold Core Investment Fund
Leuthold Global Fund
Leuthold Grizzly Short Fund
Leuthold Core ETF
Leuthold Select Industries ETF (together, the “Funds”)

Dear Ms. Marquigny:

The purpose of this letter is to respond to the comments you provided to John Hadermayer on November 9 and 14, 2023, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 576 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the Funds as new series to the Trust. PEA No. 576 was filed with the U.S. Securities and Exchange Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on September 29, 2023. The Trust delayed effectiveness of the Registration Statement and filed delaying amendments on December 11, 2023 (PEA No. 580), January 10, 2024 (PEA No. 583), February 8, 2024 (PEA No. 586), March 8, 2024 (PEA No. 588), April 9, 2024 (PEA No. 592), May 9, 2024 (PEA No. 598), June 7, 2024 (PEA No. 600), July 8, 2024 (PEA No. 602) and August 8, 2024 (PEA No. 606).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.
The Trust’s responses to your comments are as follows:

1.Staff Comment: The Staff notes with respect to Item 1(a)(ii) of Form N-1A, please provide the associated ticker symbol for the Leuthold Select Industries ETF on the cover page of both the Prospectus and Statement of Additional Information (“SAI”).

Response: The Trust responds by providing the requested ticker symbol (LST) on the cover pages of the Prospectus and SAI.

2.Staff Comment: Confirm supplementally that shares of each Fund will not be sold until the merger has been approved, the related N-14 registration statement is effective, and closing has taken place.

Response: The Trust responds supplementally by confirming that no public sale of shares will occur until the merger has been approved, the related N-14 registration statement is effective, and closing has taken place.

Prospectus

3.Staff Comment: The Staff notes that the total return investment objective of certain Funds is qualified with language such as “in amounts attainable by assuming only prudent investment risk over the long term.” Please remove this qualification where applicable.

Response: The Trust responds by removing this language where applicable.

4.Staff Comment: The Staff notes that the fee tables of certain Funds include references to fees that are not charged or applicable to the Fund. Please consider removing such fee references where applicable.

Response: The Trust responds by removing these references where applicable.

5.Staff Comment: The Staff notes that the fee tables of certain Funds do not include reference to an expenses limitation arrangement that would limit expenses to a certain level. Please confirm supplementally if such an arrangement will only be in place for certain Funds.

Response: The Trust responds supplementally by confirming that each Fund will have an expense cap in place pursuant to an expense limitation arrangement. Such arrangement is not discussed in the fee tables for those Funds where the anticipated expenses for the first year of operation are below the contractual expense cap. The Trust further confirms supplementally that disclosure will be added to the statutory prospectus to disclose this arrangement for all Funds. Currently, such disclosure is only in the SAI.

6.Staff Comment: With respect to the Core Investment Fund’s Example section, please correct the “10 Years” number where a decimal is included rather than a comma.

Response: The Trust responds by making the requested change.

7.Staff Comment: With respect to the Principal Investment Strategies section of the Core Investment Fund, beginning on page 4 of the Prospectus:
a.The disclosure lists a broad range of investment types (equity, debt, commodities, REITs, etc.). If an investment type is not principal, remove the reference from this section. If it is principal, ensure there is a corresponding risk disclosure. Supplementally, please confirm each investment type identified is consistent with actual holdings in the Predecessor Fund or explain why not.

Response: The Trust responds by confirming that the investment types listed in the Principal Investment Strategies section on page 4 are principal, and that the Prospectus will contain a corresponding risk disclosure for each such principal strategy. The Trust confirms supplementally that although each investment type listed is not currently held in the Fund’s portfolio, each type has been held in the past and there is a strongly likelihood it will be held in the future, depending on the results of the quantitative models used by the Adviser in the portfolio management of the Fund.

b.Where references are made to bonds rated below investment grade, add disclosure identifying them as “junk” bonds and “speculative” investments.

Response: The Trust responds by making the requested revision.

c.In the paragraph where it states, “[t]he Adviser considers a number of factors when making these allocations,” please revise to explain how the stated factors that follow apply in various scenarios (e.g., how do they apply in an up market versus a down market).

Response: The Trust responds by revising the identified paragraph as follows:

“The Adviser considers a number of factors when making these allocations, including economic conditions and monetary factors, inflation and interest rate levels and trends, investor confidence, and technical stock market measures. The Adviser analyzes the factors listed as a whole and does not rely on any one factor to make allocation decisions. The Major Trend Index is designed to recognize the stock market’s overall underlying health in terms of its longer-term path. This analysis of the investment environment guides the Adviser's decision about how much risk is prudent to take within the Fund's equity allocation.”

d.With respect the last two paragraphs on page 4, please provide a more tailored discussion of the “Select Industries Strategy,” and discuss how the Adviser identifies and maintains a cohesive portfolio of holdings from the 120 industry sub-groups it monitors. On what basis does the Adviser identify the “most attractive” groups and how does that translate into individual security selection? Please revise accordingly. If the Predecessor Fund’s investments are focused in any areas (e.g., industry, geographic, etc.), please add appropriate strategy and risk disclosure.

Response: The Trust responds by revising the following disclosure:

“In investing in equity securities and debt securities, the Fund uses a disciplined, unemotional, quantitative investment approach that is based on the belief investors can achieve superior investment performance through group selection (Select Industries Strategy).

Pursuant to the Select Industries Strategy, the Adviser believes that as shifts among industry groups in the equity market have become more dramatic, group selection has become as important as individual stock selection in determining investment performance. The Adviser considers a group to be a collection of stocks whose investment performance tends to be similarly influenced by a variety of factors. The Adviser currently monitors about 120 groups. The major types of groups the Adviser monitors as part of the Select Industries Strategy are specific groups within each industry sector comprised of narrower themes. Examples include “Airlines,” “Health Care Facilities” or “Semiconductors."

In implementing the Select Industries Strategy, the Adviser uses a proprietary model that evaluates sectors, groups and individual securities using a number of factors. Factors evaluated under the model include:
•Technical: measures of equity performance that differentiate groups that have outperformed versus underperformed
•Relative Value: finding undervalued industries and groups relative to their fundamentals, such as earnings, sales, cash flow book value
•Growth: industry groups with the ability to persistently grow earnings and revenues
•Profitability: industries that generate a high degree of consistent profitability
•Very Long Momentum: identify through securities’ price action industries that are overbought or oversold
•Capital Discipline: companies that have favorable debt to equity ratios
The Adviser constructs the Select Industries Strategy portfolio by first evaluating industry sectors and industry groups to help determine attractive segments of the market, evaluating factors related to each sector and group. Each factor is assigned a potential weight determined by the Adviser based on its experience with equity group analysis. Industries that exhibit particularly strong leadership and/or appear poised to gain momentum in the existing market environment are chosen for possible inclusion in the portfolio.

Following the selection of attractive groups, individual securities are chosen by the Adviser using the Adviser's selection model. Securities scoring in the upper tiers by the selection model are typically considered for investment. Equity portfolio weightings are determined in part by market capitalization, stock score, and trading volume.

e.With respect to the first full paragraph on page 5, the disclosure indicates that the Fund may have high portfolio turnover. Please supplementally explain how the Fund’s anticipated high turnover rate is (i) consistent with the capital appreciation element of total return in the Fund’s investment objective, and (ii) consistent with the turnover generated last year by the Predecessor Fund which was below 100%. As applicable, reconcile this disclosure and clarify how the turnover strategy will differ from its Predecessor Fund.

Response: The Trust responds by supplementally stating that the Fund’s turnover is generally reflective of the Adviser's assessment of what is happening in the markets and how various industry groups are moving. The Fund's turnover refers primarily to the equity portion of the portfolio, where the Adviser employs a sector rotation strategy that may result in high turnover as the Adviser balances the Fund’s dual objectives of capital appreciation and income. Select turnover has been above 100% the last two years but is not always above 100%. The turnover is not expected to materially differ from the Predecessor Fund as it will be managed under the same mandates established by the Adviser.

f.With respect to the last full paragraph on page 5 of the prospectus, the disclosure refers to weightings being driven by models. In general terms, describe the relevant data/metrics considered, how they relate to model outcomes, and how the Adviser uses this information to construct a portfolio and make transaction decisions. Consider providing examples to illustrate these relationships.

Response: The Trust responds by referencing the additional prospectus disclosure noted in response to Comment 7(d) above.

8.Staff Comment: With respect to the Principal Investment Risks section of the Core Investment Fund, beginning on page 5 of the Prospectus:
a.Please ensure that this section lists all principal risks as referenced in the Fund’s Principal Investment Strategies section. Revise each section as necessary to ensure they are reconciled.

Response: The Trust responds by making the requested changes to ensure that all principal strategies have corresponding principal risks, including by adding the following risks:

“Equity Risk: The prices of equity securities rise and fall daily. These price movements may result from factors affecting individual companies, industries or the securities market as a whole. In addition, equity markets tend to move in cycles, which may cause stock prices to fall over short or extended periods of time.”

“Growth Investing Risk: Growth stocks can be volatile. Growth companies usually invest a high portion of earnings in their businesses and may lack the dividends of value stocks that can cushion stock prices in a falling market. The prices of growth stocks are based largely on projections of the issuer’s future earnings and revenues. If a company’s earnings or revenues fall short of expectations, its stock price may fall dramatically. Growth stocks may also be more expensive relative to their earnings or assets compared to value or other stocks.”

“Real Estate and REITs Risk: REITs are companies that invest in real estate or interests therein. Investments in real estate securities are subject to risks inherent in the real estate market, including risks related to possible declines in the value of and demand for real estate, which may cause the value of the Fund to decline. Share prices of REITs may decline because of adverse developments affecting the residential and commercial real estate industry, residential and commercial property values, including supply and demand for residential and commercial properties, the credit performance of residential and commercial mortgages, the economic health of the country or of different regions, and interest rates. In particular, the commercial real estate segment of the real estate market has been under pressure in recent years due various factors, including the COVID pandemic, rising interest rates and the trend of more employees working from home. There is no way to predict how long this trend will continue, and investments tied to commercial real estate, as well as residential real estate, could see significant declines moving forward.”

“Medium and Small Capitalization Risk: Investing in medium and small capitalization companies may involve special risks because those companies may have narrower product lines, more limited financial resources, fewer experienced managers, dependence on a few key employees, and a more limited trading market for their stocks, as compared with larger companies. Securities of medium and smaller capitalization issuers may be subject to greater price volatility and may decline more significantly in market downturns than securities of larger companies.”

“Large Capitalization Risk: Larger, more established companies may be unable to respond quickly to new competitive challenges such as changes in technology and consumer tastes. Larger companies also may not be able to attain the high growth rates of successful smaller companies.”

"Managed Futures Strategy/Commodities Risk. Investments in managed futures programs may be subject to greater volatility than investments in traditional securities. Prices of commodities and related contracts may fluctuate significantly over short periods for a variety of reasons, including weather and natural disasters; governmental, agricultural, trade, fiscal, monetary and exchange control programs and policies; acts of terrorism, tariffs and U.S. and international economic, political, military and regulatory developments. The demand and supply of these commodities may also fluctuate widely based on such factors as interest rates, investors’ expectation with respect to the rate of inflation, currency exchange rates, the production and cost levels of the producers and/or forward selling by such producers, global or regional political, economic or financial events, purchases and sales by central banks, and trading activities by hedge funds and other commodity funds. Commodity Underlying Investments may use derivatives, such as futures, options, and swaps, which expose them to further risks, including counterparty risk (i.e., the risk that the institution on the other side of the trade will default)."

"Mortgage- and Asset-Backed Securities Risk. Small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain mortgage-backed securities. The rate of defaults and losses on mortgage loans will be affected by a number of factors, including general economic conditions and those in the geographic area where the mortgaged property is located, the terms of the mortgage loan, the borrower’s equity in the mortgaged property, and the financial circumstances of the borrower. The Fund’s investments in mortgage-backed securities with several classes may be in the lower classes that have greater risks than the higher classes, including greater interest rate, credit and prepayment risks. Certain mortgage-backed securities in which the Fund may invest may also provide a degree of investment leverage, which could cause the Fund to lose all or substantially all of its investment. The Fund’s investments in asset-backed securities are subject to risks similar to those associated with mortgage-related securities, as well as additional risks associated with the nature of the assets and the servicing of those assets. These securities also are subject to the risk of default on the underlying mortgage or assets, particularly during periods of economic downturn or rising interest rates. Asset-backed securities entail certain risks not presented by mortgage-backed securities, including the risk that in certain states it may be difficult to perfect the liens securing the collateral backing certain asset-backed securities. In addition, certain asset-backed securities are based on loans that are unsecured, which means that there is no collateral to seize if the underlying borrower defaults."

b.If the Fund is advised by or sold through an insured depository institution, add disclosure in accordance with Item 4(b)(1)(iii) of Form N-1A.

Response: The Trust responds by confirming that the Fund is not advised by or sold through an insured depository institution.

c.With respect to “Market Risk,” consider revising to address current geopolitical conflicts, such as Russia/Ukraine and Israel/Gaza.

Response: The Trust responds by revising the “Market Risk” as follows:

“Market Risk: The prices of the securities in which the Fund invests may decline in response to adverse issuer, political, regulatory, market, economic or other developments that may cause broad changes in market value, public perceptions concerning these developments, and adverse investor sentiment or publicity. Policy and legislative changes in foreign countries and other events affecting global markets, such as the recent armed conflicts between Ukraine and Russia in Europe and among Israel, Hamas, and other militant groups in the Middle East, may contribute to decreased liquidity and increased volatility in the financial markets. Similarly, the impact of any epidemic, pandemic or natural disaster, such as COVID-19, or widespread fear that such events may occur, could negatively affect the global economy, as well as the economies of individual countries, the financial performance of individual companies and sectors, and the markets in general in significant and unforeseen ways. The price declines of common stocks, in particular, may be steep, sudden and/or prolonged. Price and liquidity changes may occur in the market as a whole, or they may occur in only a particular company, industry, sector, or geographical region of the market. These effects could negatively impact the Fund’s performance.”

d.With respect to “Foreign and Emerging Markets Securities Risk,” consider whether the Brexit disclosure requires updating or removal.

Response: The Trust responds by revising the “Foreign and Emerging Markets Securities Risk” as follows:

“Foreign and Emerging Markets Securities Risk: The securities of foreign issuers may be less liquid and more volatile than securities of comparable U.S. issuers. The costs associated with securities transactions are often higher in foreign countries than the U.S. The U.S. dollar value of foreign securities traded in foreign currencies (and any dividends and interest earned) held by the Fund or by mutual funds in which the Fund invests may be affected unfavorably by changes in foreign currency exchange rates. An increase in the U.S. dollar relative to these other currencies will adversely affect the Fund. Additionally, investments in foreign securities, even those publicly traded in the United States, may involve risks which are in addition to those inherent in domestic investments. Foreign companies may be subject to significantly higher levels of taxation than U.S. companies, including potentially confiscatory levels of taxation, thereby reducing the earnings potential of such foreign companies. Substantial withholding taxes may apply to distributions from foreign companies. Foreign companies may not be subject to the same regulatory requirements of U.S. companies, and as a consequence, there may be less publicly available information about such companies. Policy and legislative changes in foreign countries and other events affecting global markets, such as the recent armed conflicts between Ukraine and Russia in Europe and among Israel, Hamas, and other militant groups in the Middle East, ~~such as the United Kingdom’s exit from the European Union,~~ may contribute to decreased liquidity and increased volatility in the financial markets. Also, foreign companies may not be subject to uniform accounting, auditing, and financial reporting standards and requirements comparable to those applicable to U.S. companies. Foreign governments and foreign economies often are less stable than the U.S. government and the U.S. economy. The risks associated with international investing will be greater in emerging markets than in more developed foreign markets because, among other things, emerging markets may have less stable political and economic environments.”

e.With respect to “Short Sales Risk,” restate the last sentence to make clear that “unlimited risk” means the entire value of an investment may be lost.

Response: The Trust responds by revising the last sentence in the “Short Sales Risk” as follows:

“Securities sold short may introduce more risk to the Fund than long positions (purchases) because the maximum sustainable loss on a purchased security is limited to the amount paid for the security plus the transaction costs. In contrast, to cover its short position the Fund must purchase the security at the current market price. ~~Therefore, in theory, securities sold short have unlimited risk~~. Since a security’s price in theory has no maximum, there is also no maximum potential loss to the Fund for short sales and thus a potential risk of losing the entire value of the Fund's investment."

f.With respect to “Quantitative Investment Approach Risk,” expand the disclosure to include the risks of inaccurate or poorly defined data collection, analysis, and assumptions.

Response: The Trust responds by revising the “Quantitative Investment Approach Risk” as follows:

“Quantitative Investment Approach Risk: The Fund utilizes a quantitative investment approach. While the Adviser continuously reviews and refines, if necessary, its investment approach, there is a risk that the quantitative investment approach may be inaccurate or depend on a poorly defined data collection, analysis, or assumptions, and there may be market conditions where the quantitative investment approach performs poorly.”

9.Staff Comment: With respect to Performance Information section of the Core Investment Fund on page 7 of the Prospectus, revise the web address at the very end to provide a more precise location for the information cited.

Response: The Trust respectfully declines to make the requested revision.

10.Staff Comment: With respect to the Principal Investment Strategies section of the Global Fund, beginning on page 11 of the Prospectus:
a.Revise the first three bullet points as presented so that the phrase beginning, “in proportions which reflect the judgement . . ” applies to all three bullet points rather than just the last bullet point.

Response: The Trust responds by revising the noted paragraph as follows:

“Leuthold Global Fund is a “flexible” fund, meaning that it allocates its investments in global developed and emerging markets among the following asset classes, in proportions which reflect the judgment of Leuthold Weeden Capital Management (referred to as the Adviser) of the potential returns and risks of each asset class:
➣ Common stocks and other equity securities(including common stocks, preferred stocks, convertible preferred stocks, warrants, options, and American Depository Receipts, and ~~may engage in~~ short sales of equity securities);
➣ Bonds and other debt securities (including global developed and emerging government-related securities (including those issued by sovereign and local governments and their sponsored entities), global corporate securities, and securitized debts both above and below investment grade); and
➣ Money market instruments from around the world~~; in proportions which reflect the judgment of Leuthold Weeden Capital Management (referred to as the Adviser) of the potential returns and risks of each asset class~~.”

b.With respect to the Fund’s policy of investing at least 40% of its assets in securities from “international markets,” please revise to explain what is meant by “international markets” and how it applies to particular goods and services.

Response: The Trust responds by revising the second paragraph of the Principal Investment Strategies section of the Global Fund as follows:

“The Adviser considers a number of factors when making these allocations, including economic conditions and monetary factors, inflation and interest rate levels and trends, investor confidence, and technical stock market measures. Normally, the Fund will invest at least 40% of its assets in securities from international (non-U.S.) markets in at least three different countries, unless market conditions are not deemed favorable by the Adviser, in which case the Fund may invest less than 40% of its assets in securities from international markets (but in any event not less than 30%). While at least 40% of the Fund’s assets will be invested in securities from international markets, the Fund’s investments will be allocated among the following categories, with portions of each being made up of domestic and international securities…”

c.In the second to last paragraph on page 11 where it states that “the Adviser monitors Industry Specific Groups comprised of narrower themes,” revise to explain in plain English what this phrase means, and if Industry Specific Groups is a defined term revise to include a definition.

Response: The Trust supplementally confirms that the term “Industry Specific Groups” is not a defined term. The Trust responds by revising the sentence as follows:

“The major types of groups the Adviser monitors as part of the Select Industries Strategy are ~~Industry Specific Groups~~ specific groups within each industry sector comprised of narrower themes~~. Examples include~~, including ‘Airlines,’ ‘Health Care Facilities’ or ‘Semiconductors.’”

d.In the first paragraph on page 12, the first sentence refers to sovereign countries. If the Fund intends to invest more than 25% of its net assets in sovereign debt of a single country, due to combined exposure of its direct and indirect investments, revise to disclose this fact. If not, please confirm supplementally.

Response: The Trust responds by supplementally stating that the Fund does not intend to invest more than 25% of its net assets in sovereign debt of a single country (excluding U.S. government securities).

11.Staff Comment: With respect to the Global Fund’s “High Portfolio Turnover Risk” disclosure on page 13, supplementally confirm that the Fund is expected to have a high turnover rate. Otherwise, please remove this risk factor.

Response: The Trust responds supplementally by confirming the Fund is expected from time to time to have a high turnover rate.

12.Staff Comment: With respect to the Grizzly Short Fund’s “Portfolio Turnover” section on page 16, supplementally explain the Predecessor Fund’s 0% turnover in context of its short sale strategy and consider addressing the Fund’s anticipated turnover in the Fund’s strategy and risks sections, as appropriate.

Response: The Trust responds by supplementally stating that the staff has previously advised the Adviser to report a zero turnover rate given the Fund's holdings consisting solely of short positions intended to be held for less than a year. The Trust further responds by adding the following disclosure:

"The Fund’s portfolio turnover rate is calculated without regard to short positions intended to be held for less than a year and most derivatives. If such instruments were included, the Fund’s portfolio turnover rate might be significantly higher."

13.Staff Comment: With respect to the Principal Investment Strategies section of the Grizzly Short Fund, beginning on page 17 of the Prospectus:
a.In the first sentence of the third paragraph it states that “[t]he Fund may increase the number of stocks it sells short if market conditions warrant an increase.” Please revise to explain how the portfolio managers come to the conclusion that “market conditions warrant an increase.”

Response: The Trust responds by adding the following language after the quoted sentence:

“The number of stocks sold short will increase as the portfolio sees positive returns. Because the portfolio exposure of positions held short will decrease in size, the total number of positions typically increases to maintain overall short exposure.”

b.In the second sentence of the third paragraph it states that the Adviser “calculates a quantitative index for each security that it follows that is designed to identify those securities that are most likely to decline in price or underperform the market (the “Vulnerability Index”).” Please revise to disclose how Adviser determines which securities to follow for the purposes of this calculation.

Response: The Trust responds by adding the following language after the quoted sentence:

“The Adviser calculates the Vulnerability Index for a universe of roughly 1500 securities that are the largest and most liquid securities that trade on domestic exchanges.”

c.In the last sentence of the third paragraph it states that “(f)rom time to time the Fund may sell short index related securities. The Fund will do so to rapidly increase its short position.” Please supplementally confirm this is a principal strategy or delete the reference. If it is principal, please revise to explain why this practice causes the Fund’s short position to increase more rapidly than shorting non index related securities.

Response: The Trust responds by removing the reference from the disclosure, as selling short index-related securities will not be a principal strategy.

d.With respect to the fourth paragraph, please revise to explain what “cover its securities sold short” means, and generally, which direction particular factors are moving when the Adviser is likely to cover.

Response: The Trust responds by revising the quoted sentence as follows:

“The Fund also follows a disciplined approach in determining when to ~~cover its securities sold short~~ purchase a security to "cover," or replace the security that was borrowed and sold in order to return it to the lender. The Adviser typically determines to cover shorted securities when factors used to monitor existing positions indicate the stock could be poised to increase in price.”

14.Staff Comment: With respect to the Grizzly Short Fund’s “Smaller and Medium Capitalization Companies Risk” disclosure on page 18, please revise to include a market capitalization range for smaller and medium capitalization companies.

Response: The Trust responds by adding the following disclosure:

The Fund considers “smaller- and medium-sized companies” to be those with market capitalization values within the combined range represented in the S&P SmallCap 600® and the S&P MidCap 400® Index. As of July 31, 2024, the combined market capitalization range of the these two indexes was between approximately $150 million and $ 20.8 billion.

15.Staff Comment: With respect to the Grizzly Short Fund’s “Quantitative Investment Approach Risk” disclosure on page 18, please revise to expand the disclosure to include the risks of inaccurate or poorly defined data collection, analysis, and assumptions. In addition, please tailor the disclosure to address potential design and implementation risks of the Vulnerability Index tool. Discuss any risks related to the way the tool is used. For example, is it used to narrow the investment universe, timing of trades, etc.?

Response: The Trust responds by revising the Quantitative Investment Approach Risk as follows:

“Quantitative Investment Approach Risk: The Fund utilizes a quantitative investment approach. While the Adviser continuously reviews and refines, if necessary, its investment approach, there may be market conditions where the quantitative investment approach performs poorly. There are also risks of inaccurate or poorly defined data collection, analysis, and/or assumptions. The Adviser’s Vulnerability Index is used to narrow down the 1500 stock universe to securities that appear to be attractive short sale candidates and to provide ongoing monitoring of the short positions that are held in the portfolio. There is a risk that the Vulnerability Index may not correctly identify stocks that will decline in price.”

16.Staff Comment: With respect to the Grizzly Short Fund’s “Liquidity Risk” disclosure on page 18, given the Fund’s primary short sale strategy, please tailor the risk accordingly and specifically highlight the risks for short sales.

Response: The Trust responds by revising the Liquidity Risk as follows:

“Liquidity Risk: Liquidity risk is the risk, due to certain investments trading in lower volumes or due to market and economic conditions, that the Fund may be unable to find securities to sell short or to buy securities to cover short positions at ~~a buyer for its investments when it seeks to sell them or to receive~~ the price it expects based on the Fund’s valuation of the investments. Events that may lead to increased redemptions, such as market disruptions, may also negatively impact the Fund’s ability to buy securities to cover short positions ~~liquidity of the Fund’s~~

~~investments~~ when it needs to dispose of them. If the Fund is forced to cover its short positions ~~sell its investments~~ at an unfavorable time and/or under conditions adverse to the Fund ~~adverse conditions~~ in order to meet redemption requests, such activity ~~sales~~ could negatively affect the Fund. Liquidity issues may also make it difficult to value the Fund’s investments.”

17.Staff Comment: With respect to the Core ETF’s fee table, please ensure that the numbers presented add to the totals presented. Please also ensure the formatting is harmonized with the other Funds’ fee tables.

Response: The Trust responds by confirming that the fee table will be updated to ensure the numbers presented are accurately totaled and the formatting is harmonized with the other Funds’ fee table.

18.Staff Comment: With respect to the Principal Investment Strategies section of the Core ETF, beginning on page 22 of the Prospectus:
a.In the first a paragraph, in the sentence that begins, “[the]Underlying Funds may invest in equity securities of U.S. or foreign companies . . .”, there is no mention of commodities even though later in the strategy this asset class is mentioned as an exposure from the Underlying Funds. Please reconcile as appropriate.

Response: The Trust responds by revising the sentence as follows:

“The Underlying Funds may invest in equity securities of U.S. or foreign companies; debt obligations of U.S. or foreign companies or governments; or investments such as commodities, volatility indexes and managed futures.

b.In the first paragraph, with respect to the sentence discussing how the Fund “allocates its assets across asset classes, geographic regions and industries . . .”, the relationship between the Fund’s total return objective and the allocations listed isn’t clear or obvious. Add a sentence explaining the connection. How do you find investments that are most likely to find total return for the Fund?

Response: The Trust responds by revising the disclosure as follows:

“The Fund allocates its assets across asset classes, geographic regions, and industries, subject to certain diversification and liquidity considerations, with the goal of selecting those investments with the greatest opportunity to offer both capital appreciation and income opportunities for the Fund.”

c.In the second paragraph, please revise to explain the Fund’s selection or allocation process in more concrete terms. How does the Adviser identify the most attractive sectors based on factors listed in paragraph? Consider adding examples illustrating different sector outcomes.

Response: The Trust responds by amending the referenced disclosure as follows:
~~The Fund considers a number of factors when making its allocations, including economic conditions and monetary factors, inflation and interest rate levels and trends, investor confidence, and technical stock market measures.T~~The Fund uses a disciplined, unemotional, quantitative investment approach that is based on the belief investors can achieve superior investment performance through sector selection. Pursuant to this approach, the investment adviser believes that as shifts among industry sectors in the equity market have become more dramatic, sector selection has become an important aspect in determining investment performance. The investment adviser considers a sector to be a collection of stocks whose investment performance tends to be similarly influenced by a variety of factors. Examples include “Information Technology,” “Health Care,” and “Consumer Discretionary.” The investment adviser continuously updates its investment discipline and adjusts the Fund’s portfolio as necessary to keep the Fund invested in sectors which the Adviser believes are the most attractive.

In implementing its investment approach, the Adviser uses a proprietary model that evaluates sectors, groups and individual ETFs using a number of factors. Factors evaluated under the model include:
•Economic Conditions: monetary factors, inflation and interest rate levels and trends, and investor confidence
•Technical: measures of equity performance that differentiate groups that have outperformed versus underperformed
•Relative Value: finding undervalued industries and groups relative to their fundamentals, such as earnings, sales, cash flow book value
•Growth: industry groups with the ability to persistently grow earnings and revenues
•Profitability: industries that generate a high degree of consistent profitability
•Very Long Momentum: identify through securities’ price action industries that are overbought or oversold
•Capital Discipline: companies that have favorable debt to equity ratios

d.In the third paragraph where there is a discussion of Section 12 restrictions, please revise to discuss in plain English rather than technical legal language.

Response: The Trust responds by revising the paragraph as follows:

“Section 12(d)(1)(A) of the Investment Company Act, in relevant part, ~~prohibits a registered investment company from acquiring shares of an investment company if after such acquisition the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company except in reliance on certain exceptions contained in the Investment Company Act and the rules and regulations thereunder~~ restricts investments by investments companies in the securities of other investment companies. As permitted by the Securities and Exchange Commission in the adopting release for Rule 6c-11, the Fund is permitted to invest in ~~both affiliated and unaffiliated~~ investment companies, including Underlying Funds in excess of the limits in Section 12 of the Investment Company Act subject to the terms and conditions in recent ETF exemptive orders.”

e.In the second to last paragraph, supplement the reference to “high-yield debt” to describe these investments as “speculative.”

Response: The Trust responds by revising the paragraph as follows:

“Underlying Funds that invest in bonds and other debt securities may invest in U.S. government debt, sovereign debt, U.S. and foreign corporate debt, high-yield debt (also known as “junk bonds”), U.S. government agency issued mortgage debt, structured debt, and U.S. government agency issued asset-backed securities. Such Underlying Funds may hold debt denominated in U.S. dollars or foreign currencies. The Fund has no limitation on the range of maturities or credit quality of the debt in which Underlying Funds may invest. High-yield debt is generally considered speculative because it presents a greater risk of loss, including default, than higher quality debt securities.”

f.In the last paragraph, there are investments described as being non-principal. If this is the case, remove them from this disclosure.

Response: The Trust responds by revising the paragraph as follows:

“The Fund may invest up to 20% of its total assets in Underlying Investments that invest some or all of their assets in commodities, volatility indexes, and managed futures. ~~The Fund may engage, on a non-principal basis, in short sales of index-related and other equity securities to reduce its equity exposure or to profit from an anticipated decline in the price of the security sold short.~~”

g.With respect to the discussion of ETPs on page 23, if these are non-principal investments remove them from the strategy disclosure. If they are principal, revise the disclosure to describe the selection criteria.

Response: The Trust responds by removing the phrase “on a non-principal basis” and revising the language as follows

“In addition to the Underlying Funds, the Fund may invest in non-investment company exchange-traded products ~~("ETPs")~~ such as Exchange-Traded Notes (“ETNs”) and Master Limited Partnerships (“MLP’s”) (~~and~~ together with the Underlying Funds, “Underlying Investments”).” ETNs are debt obligations of investment banks which are traded on exchanges and the returns of which are linked to the performance of market indexes. MLPs are limited partnerships in which the ownership units are publicly traded. MLP units are registered with the SEC and are freely traded on a securities exchange or in the over-the-counter market."

"Credit Risk: The issuers of the bonds and other debt securities held by the Underlying Investments in which the Fund invests may not be able to make interest or principal payments. Even if these issuers are able to make interest or principal payments, they may suffer adverse changes in financial condition that would lower the credit quality of the security, leading to greater volatility in the price of the security. ETNs may be riskier than ordinary debt securities and may have no principal protection."

"MLP Risks The risks of investing in a MLP are generally those involved in investing in a partnership as opposed to a corporation, with fewer protections afforded investors in a MLP than investors in a corporation. Additional risks involved with investing in a MLP include risks associated with the specific industry or industries in which the partnership invests, such as the risks of investing in real estate, or oil and gas industries."

19.Staff Comment: With respect to the Principal Investment Risks section of the Core ETF, beginning on page 23 of the Prospectus, certain principal strategies are not linked to risks and certain principal risks are not referenced in the principal investment strategies. Please reconcile. In particular:
a.Add risks for ETPs, MLPs and Short Sales.

Response: The Trust responds by referencing the responses to Item 8(a) and 18(g) above. Additionally, the Trust responds by making the requested changes to ensure that all principal strategies have corresponding principal risks, including by adding the following:

“Short Sales Risk: A short sale is the sale by the Fund of a security which it does not own in anticipation of purchasing the same security in the future at a lower price to close the short position. A short sale will be successful if the price of the shorted security decreases. However, if the underlying security goes up in price during the period in which the short position is outstanding, the Fund will realize a loss. The risk on a short sale is unlimited because the Fund must buy the shorted security at the higher price to complete the transaction. Therefore, short sales may be subject to greater risks than investments in long positions. With a long position, the maximum sustainable loss is limited to the amount paid for the security plus the transaction costs, whereas there is no maximum attainable price of the shorted security. The Fund would also incur increased transaction costs associated with selling securities short. In addition, if the Fund sells securities short, it must maintain a segregated account with its custodian containing cash or high-grade securities equal to (i) the greater of the current market value of the securities sold short or the market value of such securities at the time they were sold short, less (ii) any collateral deposited with the Fund’s broker (not including the proceeds from the short sales).”

b.Enhance strategy disclosure related to risks disclosed for managed futures strategy /commodities, REITs, mortgage and asset-backed securities and small and medium capitalization companies.

Response: The Trust responds by referencing the disclosures in response to Item 8(a) and 8(g) above and adding the following disclosure:

"Managed Futures Strategy/Commodities Risk. Investments in managed futures programs may subject an Underlying Investment to greater volatility than investments in traditional securities. Prices of commodities and related contracts may fluctuate significantly over short periods for a variety of reasons, including weather and natural disasters; governmental, agricultural, trade, fiscal, monetary and exchange control programs and policies; acts of terrorism, tariffs and U.S. and international economic, political, military and regulatory developments. The demand and supply of these commodities may also fluctuate widely based on such factors as interest rates, investors’ expectation with respect to the rate of inflation, currency exchange rates, the production and cost levels of the producers and/or forward selling by such producers, global or regional political, economic or financial events, purchases and sales by central banks, and trading activities by hedge funds and other commodity funds. Commodity Underlying Investments that use derivatives, such as futures, options, and swaps, which expose them to further risks, including counterparty risk (i.e., the risk that the institution on the other side of the trade will default)."

c.For the Managed Futures Strategy/Commodities Risk, much of the language is more appropriate for the strategy section. Consider relocating this language accordingly.

Response: The Trust responds by referencing the response to Item 19(b) and making changes to the strategy section:

“The Fund may invest up to 20% of its total assets in Underlying Investments that invest some or all of their assets in volatility indexes, managed futures, and commodities such as oil, agriculture, livestock, industrial metals, and precious metals such as gold or silver. Commodity Underlying Investments may also use derivatives, such as futures, options, and swaps.”

20.Staff Comment: With respect to the Performance section of the Select Industries ETF on page 33 of the Prospectus, revise to include disclosure indicating that the past performance of the Predecessor Fund may have been different had it operated as an ETF rather than an open-end mutual fund.

Response: The Trust responds by adding the requested disclosure.

21.Staff Comment: With respect to Item 9 strategy and risk disclosure beginning on page 36:
a.The overall structure and organization is disjointed. Consider restructuring the entire section so that investors are easily able to identify the disclosure applicable to a particular Fund.
Response: The Trust respectfully declines to make the requested revision. However, the Trust will ensure that Item 9 disclosure is consistent with changes made to Item 4 principal strategies and principal risks.

b.In the second paragraph, specifically identify those Funds with an 80% policy.
Response: The Trust supplementally confirms that none of the Funds have an 80% policy.

22.Staff Comment: With respect to Item 9 strategy and risk disclosure beginning on page 36:
oFor the Core Investment Fund on Page 37, in the paragraph beginning with “FIRST”, please revise to identify the models or primary metrics upon which the asset allocation decisions are based. There should be some indication of how the relevant model fits into the selection process.
Response: The Trust responds by revising the identified paragraph as follows:

“First, the absolute, or stand-alone, investment appeal of each major asset class is evaluated with models containing inputs that are typically unique to each respective asset class. For instance, The Leuthold Group’s Major Trend Index (hereinafter identified as “MTI”) is designed to identify the investment appeal of common stocks independent of either the price movements or valuation appeal of other asset classes. The MTI is the primary tool to determine the allocation to equities. The primary metrics driving the MTI include valuation, macroeconomic signals, measures of market sentiment, and price action. The MTI’s composite reading, from strongly negative to strongly positive, is used to set the portfolio’s equity weight accordingly. The allocation decisions for other asset classes including fixed income, real estate investment trusts, and commodities are driven by defined quantitative models that evaluate the attractiveness of each asset class. These models focus primarily on cash flows, valuation, and price action.”

oFor the Core Investment Fund on Page 37, in the paragraph beginning with “SECOND”, revise to explain specifically what “intermediate-term technical market action” means in plain English.
Response: The Trust responds by revising the identified paragraph as follows:

"Second, the relative investment appeal of major asset classes—stocks, bonds, real estate investment trusts, commodities, and cash—are evaluated based on a three-pronged model that considers long-term expected returns, cyclical conditions, and intermediate-term ~~technical market action~~ (6-12 month) market conditions (such as momentum and relative strength)."
oFor the Core Investment Fund on Page 37, in the paragraph that begins “[in] addition to investing in individual stocks,” please revise to clarify how the Adviser determines when to invest directly in debt or equities, and when to invest indirectly through other funds.
Response: The Trust responds by revising the identified paragraph as follows:

“In addition to investing in individual stocks, the Leuthold Core Investment Fund may invest in mutual funds, exchange-traded funds, unit investment trusts, or closed-end investment companies which invest in a specific category of common stocks. The Leuthold Core Investment Fund may do so to obtain (a) exposure to international equity markets by investing in international funds, (b) increased exposure to a particular industry by investing in a sector fund, or (c) a broad exposure to small capitalization stocks by investing in small cap funds. The decision whether to invest directly in individual stocks or indirectly through other funds is typically a function of (i) the relative ease of access to a particular market theme the Fund would like to capture; (ii) the expected costs and benefits of obtaining the exposure indirectly versus directly; and (iii) the relative liquidity of indirect and direct investments.”

23.Staff Comment: With respect to Item 9 strategy and risk disclosure beginning on page 36:
oFor the Global Fund on Page 37, in the paragraph beginning with “NEXT”, please revise to disclose the metrics and factors upon which the Adviser’s major trends index is based. In the paragraph that follows, please also clarify when the Adviser resets the asset allocations instead of using options and short sales to adjust.
Response: The Trust responds by revising the identified paragraphs as follows:

“Next, the Adviser assesses the probability that common stocks of United States and foreign companies as an asset class will perform better than the global bond market. In doing so, it considers The Leuthold Group’s Major Trend Index, a multi-factor framework that evaluates four major aspects of market conditions. The four factor groups include market conditions (such as momentum, breadth, and relative strength), valuation, macroeconomic cyclical conditions, and market sentiment, with the final model output a composite sum of these factor groups. This proprietary index is evaluated weekly by The Leuthold Group."

"Finally, the Adviser implements the asset allocation strategy. In doing so, the Adviser may purchase put or call options on stock indexes or engage in short sales of index-related and other securities to adjust the net exposure of the Fund. The Adviser may adjust asset allocations using options or short sales if the Adviser believes prevailing liquidity conditions favor an implementation via options or short sales, and whether it is likely to be more cost effective to achieve the same net asset exposure through options or short sales.”

oFor the Global Fund on Page 38, in the first paragraph, please revise to disclose how the Fund invests in individual bond holdings (or other funds) once there is a universe of qualifying assets.
Response: The Trust responds by adding the following paragraph after the identified paragraph as follows:

“The Fund may invest directly in individual bonds or indirectly through mutual funds, exchange-traded funds or closed-end funds which invest in such bonds. The Fund will typically invest in individual bonds that are the most liquid and the most representative of a particular bond sector. These liquidity conditions are most often met in the government and investment grade corporate markets. Indirect investments will more typically be used in bond sectors where market access is relatively limited, trading costs are unattractive, or when individual holdings appear to carry a heightened degree of security-level risk.”

oFor the Global Fund on Page 38, in the second paragraph, revise to describe the “other quantitative investment strategies” referenced in the disclosure.

Response: The Trust responds by revising the identified paragraph as follows:

“For the Leuthold Global Fund’s investments in common stocks and other equity securities, the Adviser uses the Global Group Strategy for equities and the Global REITs strategy for Real Estate Investment Trusts.”

24.Staff Comment: Consider moving the non-principal risk section for the ETFs up so it follows the non-principal risk section for the mutual funds.

Response: The Trust responds by making the requested revision.

25.Staff Comment: With respect to Item 9 strategy and risk disclosure beginning on page 36:
a.For the Core ETF, regarding the paragraph on page 40 discussing changes to the Fund’s investment objective, revise to include the amount of notice shareholders would receive of such change.
Response: The Trust responds supplementally by referring the Staff to the disclosure in the first paragraph under “Investment Objective and Principal Investment Strategies of the Leuthold Core ETF” that states, “[t]he Fund’s investment objective has been adopted as a non-fundamental investment policy and may be changed without shareholder approval upon written notice to shareholders.” Further, the Trust responds supplementally by referring the Staff to the disclosure one paragraph above that states, “[i]f the Fund’s Board of Trustees determines to change this non-

fundamental policy, the Fund will provide 60 days prior notice to the shareholders before implementing the change of policy.”

b.For the Core ETF, regarding the last bullet at the top of page 41, revise to clarify what is meant by “near-cash investments.” If this means crypto currencies, please state this fact.

Response: The Trust responds by revising the last bullet point at the top of page 41 as follows:

“➣ up to 20% of its assets will be invested in Underlying Funds that principally invest in ~~near-cash investments~~ cash or cash equivalent investments, including money market instruments.”

26.Staff Comment: In the section titled, "Principal Risks of Investing in the Leuthold ETFs" beginning on page 42:
a.For Interest Rate Risk, consider revising language discussing “historically low interest rates.”
Response: The Trust responds by revising the Interest Rate Risk as follows:

“Interest Rate Risk. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the market value of fixed income securities tends to decrease. Conversely, as interest rates fall, the market value of fixed income securities tends to increase. This risk will be greater for long-term securities than for short-term securities. An Underlying Investment may take steps to attempt to reduce the exposure of its portfolio to interest rate changes; however, there can be no guarantee that the Fund will take such actions or that the Fund will be successful in reducing the impact of interest rate changes on the portfolio. ~~In recent periods~~ In the past, governmental financial regulators, including the U.S. Federal Reserve, ~~have taken~~ took steps to maintain historically low interest rates. Recently, government regulators have increased interest rates to combat the rise in inflation and are now considering lowering them again as inflation appears to have subsided and unemployment rates have increased. ~~Changes~~ These changes in government intervention may have adverse effects on investments, volatility, and illiquidity in debt markets.”

b.In the second paragraph of Foreign Securities Risk, revise the language indicating the risk only applies to Core ETF.
Response: The Trust responds by revising the second paragraph accordingly.

c.For Investment Company Risk on page 45, revise the second sentence so it reads in plain English.
Response: The Trust responds by revising the sentence as follows:

“The risks of investment in these securities typically reflect the risks of the underlying investments ~~types of instruments in which the investment company invests~~.”

d.For Mortgage- and Asset-Backed Securities Risk on page 46, per its discussion of different classes of CMBS, expand the Core ETF’s principal investment strategy disclosure to discuss the different classes and tranches of CMBS, RMBS, etc. in which the Fund may invest.

Response: The Trust responds by revising the principal investment strategy disclosure as follows:

“Underlying Funds that invest in bonds and other debt securities may invest in U.S. government debt, sovereign debt, U.S. and foreign corporate debt, speculative high-yield debt (also known as “junk bonds”), U.S. government agency issued mortgage debt, structured debt, and U.S. government agency issued asset-backed securities (including commercial mortgage-backed securities and residential mortgage-backed securities). Such Underlying Funds may hold debt denominated in U.S. dollars or foreign currencies. The Fund has no limitation on the range of maturities or credit quality of the debt, or the class or tranche of mortgage-backed securities, in which Underlying Funds may invest.”

SAI

27.Staff Comment: Regarding the paragraph on page 6 discussing changes to a Fund’s non-fundamental investment restrictions, please revise to include the amount of notice shareholders would receive of such change.
Response: The Trust responds by revising the sentence as follows:

“Any changes in a Fund’s non-fundamental investment restrictions made by the Board of Trustees will be communicated to shareholders with 60 days prior notice before ~~prior to~~ their implementation.

28.Staff Comment: Regarding the section titled, "Acceptance of Orders of Creation Units" on page 66, the Staff notes that in proposing Rule 6c-11, the SEC has stated its belief that an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances such as when the markets on which the ETF’s portfolio holding are traded are closed for a limited period of time. Refer to Exchange Traded Funds, release number 33-10515 at p. 67-68, June 28, 2018. In addition, in adopting Rule 6c-11, the SEC noted that if a suspension of creations impairs the ETF’s arbitrage mechanism, it could lead to significant deviation between what retail investors pay or receive in the secondary market and the ETF’s approximate NAV, and such a result would run counter to the basis for relief from Section 22(d) and Rule 22c-1 and therefore would be inconsistent with Rule 6c-11. Refer to Exchange Traded Funds, release number 33-10695 at p. 59, Sep. 25, 2019. Accordingly, please remove the word “absolute” from the first sentence and sub-sections (d) and (f) from the first paragraph of this section.

Response: The Trust responds by removing the referenced disclosure.

* * * * * *

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact me at (414) 254-6444.

Sincerely,

/s/ Adam W. Smith
Adam W. Smith, Interim Secretary
Managed Portfolio Series

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.